1132327

UNITED STATES
SEC[redacted]ND EXCHANGE COMMISSION
[redacted]INGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04038015

June 8, 2004

Act	Securities Exchange Act of 1934
Section	10(a)
Rule	10a-1
Public Availability	June 8, 2004

Jon Kroeper
First Vice President and
Associate General Counsel
Instinet Group, LLC
3 Times Square
New York, NY 10036

Re: Rule 10a-1; Exemptive Relief under Short Sale Rule

Dear Mr. Kroeper:

In your letter dated June 7, 2004, as supplemented by telephone conversations with the staff, you had requested on behalf of Instinet, LLC ("Instinet"), a registered broker-dealer, an exemption from Rule 10a-1 under the Securities Exchange Act of 1934 ("Exchange Act") for transactions executed through Instinet's Intraday Crossing System ("IDX").

We understand the facts to be as follows:

You state that IDX is an alternative trading system that matches buying and selling interest among institutional investors and broker-dealers at various set times during the day. IDX was designed to meet the special needs of institutional customers, including broker-dealers, who trade in terms of portfolios of stocks by providing an electronic order entry mechanism to facilitate trading in portfolios. IDX also allows participants to enter single stock orders. IDX matches currently are scheduled to occur three times a day ("Regular Matches"), with the pricing of each match occurring at random times during specific one-minute windows from 9:50 to 9:51 a.m.; 11:50 to 11:51 a.m.; and 2:50 to 2:51 p.m.

Instinet clients generally transmit their orders by means of electronic interfaces, or by telephone or facsimile to the Instinet trading desk. All orders entered into the system for execution are confidential. The matching and execution of matched orders occurs immediately following the selection of the match price during each one-minute random pricing window. Instinet personnel do not have discretion to delay a match and matches are delayed only to the extent there are technical difficulties with the system. Instinet personnel may not solicit orders from clients or otherwise communicate to clients that a match has not yet occurred during a one-minute match window. All orders involving securities listed on an exchange that are matched by the system during the Regular Matches are priced at the midpoint of the consolidated national best bid and offer quotation ("NBBO") for the security selected during the one minute random pricing window.

The IDX Regular Matches will sometimes take place at a price that is below the last reported price for that security in the consolidated transaction reporting system. Absent an exemption, short sale orders executed in IDX Regular Matches could result in violations of Rule 10a-1.

You believe that short sales executed through the IDX do not involve the types of abuses that Rule 10a-1 is designed to address. In support of this, you note that: all IDX trades are processed on an anonymous basis and prices are fixed at the midpoint of the consolidated NBBO for the security selected during the one minute random pricing window; there is no price discovery within the IDX because orders are not displayed and no participant can be assured of a match and no participant knows precisely when the match will occur. You also state that all short sale orders entered in the IDX will be appropriately marked in accordance with applicable rules. You also state that Instinet has established procedures to monitor changes to bids and offers for stocks traded in IDX matches to look for signs of manipulation. If Instinet suspects that a subscriber has engaged in a manipulative activity through the IDX, Instinet will report such activity to the appropriate SRO.

In view of the passive nature of pricing for the IDX system, you have requested that the Commission grant an exemption from Rule 10a-1 for Instinet's institutional customers, including broker-dealers, that execute short sale transactions through Instinet's Regular Matches.

Response:

Rule 3b-3 under the Exchange Act defines the term "short sale," and Rule 10a-1 governs short sales generally. Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange, if trades in such security are reported pursuant to an "effective transaction reporting plan" ("Reported Securities"). A short sale of a Reported Security listed on a national securities exchange may not be effected at a price either: (1) below the last reported price of a transaction reported in the consolidated transaction reporting system ("minus tick"); or (2) at the last reported price if that price is lower than the last reported different price ("zero-minus tick").[1]

Absent relief, trades effected in the IDX Regular Matches involving short sales of exchange-listed Reported Securities would have to comply with the "tick test" of paragraph (a) of Rule 10a-1. As described above, Regular Matches in the IDX occur at the mid-point of the NBBO, which can result in short sales being effected at prices lower

[1] As noted in your letter, the Commission has proposed, but not yet adopted, changes to current short sale regulation under Regulation SHO. Exchange Act Release No. 48709 (October 28, 2003), 68 FR 62972 (November 6, 2003).

than the last reported sale price. Based on your representations, in particular, that: the IDX Regular Matches will occur at an externally derived price within the existing market and above the current best bid; there is no price discovery within the IDX because orders are not displayed and all trades occur in accordance with a predetermined algorithm; no participant can be assured of receiving a match; and the matches will occur on a random basis within each window so no participant knows precisely when the match will occur, the Division is of the view that IDX trades would not appear to involve the types of abuses that Rule 10a-1 was designed to address.

Accordingly, on the basis of your representations and the facts presented, the Commission hereby grants, on a one-year pilot basis,[2] an exemption from Rule 10a-1 to permit short sales effected during the IDX Regular Matches, as described above, without complying with the "tick" provisions of the rule, subject to the following conditions:

1. Persons relying on this exemption shall not be represented in the primary market offer or otherwise influence the primary market bid or offer at the time of the transaction; and

2. Transactions effected through the IDX shall not be made for the purpose of creating actual, or apparent, active trading in or depressing or otherwise manipulating the price of any security.

3. The exemption applies only to: exchange-listed Reported Securities that qualify as an "actively-traded security" under Regulation M or is one of the securities that comprise the S&P 500 Index;[3] and where the exchange-listed Reported Security is *not* an "actively-traded security" or a S&P 500 Index security, the transaction is part of a basket transaction of 20 or more securities in which the subject security does not comprise more than 5% of the value of the basket traded.

4. During each one-minute window of a Regular Match, there will be no solicitation of orders from customers, nor will there be any communication to customers that the match has not yet occurred.

5. All short sale orders shall be marked as such.

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2 Instinet will provide, six months from the date of this exemption, written records to the Division documenting the operation of the IDX system. Prior to June 8, 2005 the Division will determine whether to extend this exemption.

3 17 CFR 242.101(c)(1). Under Rule 101(c)(1) of Regulation M, actively-traded securities have an average daily trading volume (ADTV) value of at least $1 million and are issued by an issuer with a public float value of at least $150 million. For purposes of this letter, the ADTV shall be calculated in reference to the date on which the proposed IDX match is to take place.

6. Instinet shall maintain and provide the Division of Market Regulation, upon request, separately retrievable written records pertaining to: each short sale transaction effected in the IDX Regular Matches, including the date, time, security, price, and size of each transaction; and the execution of each Regular Match, including the date and time of each Regular Match.

The foregoing exemption from Rule 10a-1(a) is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions and the operation of the IDX system as described above. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations. The exemption granted herein is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with Instinet and with participants effecting transactions in the IDX. This Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

INSTINET GROUP, LLC
3 Times Square
New York, NY 10036

Jon Kroeper
First Vice President and
Associate General Counsel
Tel 212.310.9500
Dir 202.898.8438
Fax 202.789.2261

June 7, 2004

Mr. James Brigagliano
Assistant Director
U.S. Securities and Exchange Commission
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549-1001

Re: Exemptive Request under Section 10(a) of the Securities Exchange Act of 1934 and Rule 10a-1 Thereunder

Dear Mr. Brigagliano:

On behalf of Instinet, LLC ("Instinet"), we hereby request that the Securities and Exchange Commission ("SEC" or "Commission") grant an exemption from the tick test requirements of Rule 10a-1 (the "Rule") under the Securities and Exchange Act of 1934, as amended ("Act"), pursuant to the Commission's authority under Rule 10a-1(f) of the Act, for certain transactions executed through Instinet's Intraday Crossing system ("IDX") during regular trading hours (between 9:30 a.m. and 4:00 p.m. (ET)) that are priced at the midpoint of the consolidated national best bid and offer quotation ("NBBO") for the security, as described further below.[1]

Instinet is a broker-dealer registered with the Commission under Section 15 of the Act and a member of the NASD. Instinet is requesting this exemption in connection with its implementation of the IDX.

I. Description of the IDX

Instinet operates Instinet Crossing, an alternative trading system that will encompass the operations of the IDX. Instinet is expecting to begin operating the IDX on or about June 9, 2004. The IDX was developed to meet the needs of institutional investors. Instinet customers using the IDX will be institutions with substantial portfolios, such as mutual funds, insurance companies,

[1] The Commission previously has granted exemptions from the Rule for trades effected on Instinet's End-of-day Cross after-hours closing price crossing session and its pre-opening MarketMatch crossing session priced on a volume-weighted average price ("VWAP") basis. See Instinet Corporation (publicly available July 1, 1992) and Letter from Jamie Brigagliano, Assistant Director, SEC, to Jon Kroeper, FVP and Associate General Counsel, Instinet Corporation (publicly available June 9, 2003). Instinet will continue to comply with all of the conditions imposed by the SEC in connection with the granting of the exemptions for Instinet after-hours and pre-opening VWAP matches.

pension funds, as well as registered broker-dealers. Instinet will allow clients to enter portfolios of securities for participation in the IDX as well as orders in individual securities.

IDX matches currently are scheduled to occur three times a day ("Regular Matches"), with the pricing of each match occurring on a random basis within one minute windows from approximately 9:50 to 9:51 a.m.; 11:50 to 11:51 a.m.; and 2:50 to 2:51 p.m.[2] The Instinet trading desk may schedule additional matches as required to accommodate significant order flow from clients ("Additional Matches").[3]

Instinet clients may submit orders to IDX via electronic interfaces, or by telephone, email, or facsimile via the Instinet trading desk. All orders entered in the system for execution are confidential. The matching and execution of matched orders occurs immediately following the selection of the match price during each one minute random pricing window. Instinet personnel do not have discretion to delay a match and matches are delayed only to the extent there are technical difficulties with the system. Instinet personnel may not solicit orders from clients or otherwise communicate to clients that a match has not yet occurred during a one-minute match window. All orders involving securities listed on an exchange that are matched by the system during the Regular Matches and any Additional Matches are priced at the midpoint of the consolidated NBBO for the security selected during the one minute random pricing window.

II. Rule 10a-1

Rule 3b-3 under the Act defines the term "short sale" and Rule 10a-1 governs short sales generally. Under Rule 10a-1, a short sale of a security registered on a national securities exchange and reported in the consolidated transaction reporting system may not be effected at a price either (1) below the last reported price of a transaction reported in such system ("minus tick"); or (2) at the last reported price if such price is lower than the previously reported different price ("zero-minus tick"). This is commonly known as the "tick test."

Without an exemption, orders executed in IDX Regular Matches may violate the Rule to the extent that the match price of a security subject to the Rule occurs on a minus tick or zero-minus tick with respect to the last sale in the consolidated transaction reporting system. For the reasons discussed below, we do not believe that short sales executed through the IDX involve the types of abuses the Rule was designed to address.

III. Request for Relief under the Rule

[2] In the event that Instinet wishes to institute any further Regular Matches or alter the timing of the matches, it will inform the SEC staff prior to commencing such matches. The timeframes for each match are listed as approximate as there is a brief processing time prior to and immediately after each pricing window for the transfer of orders from the IDX order entry interface to the IDX matching engine and for the matching process to occur, respectively.
[3] The requested exemptive relief would not apply to orders executed in Additional Matches. Instead, all transactions effected during Additional Matches in IDX would have to comply with the requirements of the Rule.

The Rule had its origins in the 1929 stock market crash when many blamed aggressive short selling for the crash and the market's prolonged inability to recover from the crash.[4] In adopting the Rule, the Commission was concerned, among other things, about the use of short sales as a manipulation tool, such as a "bear raid" where it was argued that short selling was used to drive down the price of a security by creating a sell-side imbalance.[5] More recently, the purposes of the Rule have been described as to (i) allow relatively unrestricted short selling in an advancing market; (ii) prevent short selling at successively lower prices; and (iii) prevent short sellers from exhausting all remaining bids at one price level.[6] Therefore, the key objectives of the Rule have been the prevention both of market destabilizing and manipulative activity.

We believe that trades executed in the IDX do not present risks to which the Rule is directed and request that the Commission exempt from the Rule short sales effected by Instinet customers in IDX Regular Matches. As the Commission stated in its release proposing Regulation SHO, electronic systems that match and execute orders at independently-derived prices such as the consolidated NBBO at random times within specific time intervals generally do not appear to involve the types of abuses that the Rule was designed to prevent, due to the passive nature of pricing and the lack of price discovery.[7]

In this regard, as noted earlier, all orders sent to the IDX for execution in Regular Matches are confidential, and there is no assurance that an order submitted to the system will receive an execution in any given match cycle. In addition, orders are anonymous and undisplayed, providing even less information to persons interested in engaging in abusive short sales. The system is periodic, making it particularly unlikely to be used to exert continuous downward pricing on securities subject to the short sale rule, and no client knows of the exact time of an IDX match as all matches occur at a random time within the specified one minute match windows. Given the growth in overall quotation traffic and the rapid degree to which quotations change in today's markets as a result of decimal trading increments, we believe that a one minute match window provides sufficient uncertainty regarding the exact time of an IDX match.

Moreover, because all securities matched by IDX are executed at a derived price (for exchange-listed securities, the midpoint of the consolidated national best bid and offer for the security), the inside bid for a security subject to the Rule will not be exhausted and subsequently lowered as a result of IDX trades. In this regard, there is no price discovery in IDX because all trades which result from an anonymous matching of buyer and selling interest occur in accordance with a predetermined algorithm. Further, all short sale orders entered into the IDX

[4] See 7 Louis Loss and Joel Seligman, Securities Regulation 3203-04, note 213 (3d ed 1989, 1998).
[5] See Exchange Act Release No. 42037, 64 FR 57996 (Oct. 28, 1999).
[6] Id. at 57997.
[7] Exchange Act Rel. No. 48709 (Oct. 28, 2003), 68 FR 62972, 62982 (Nov. 6, 2004) (File No. S7-23-03)(Regulation SHO Proposing Release). In addition, we note that the terms of Instinet's IDX are substantially similar to those of the other system that has been the subject of similar exemptive relief and referred to in the Regulation SHO Proposing Release. Portfolio System for Institutional Trading (publicly available December 12, 1994) and Letter from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, SEC, to Andre E. Owens, Esq., Schiff Hardin & Waite, dated April 23, 2003.

will be appropriately marked in accordance with applicable rules, and Instinet will not conduct a match for a security that is the subject of a trading halt on the primary exchange at the time of the match.

In addition, Instinet has established procedures to monitor changes to bids and offers for stocks traded in IDX matches to look for signs of manipulation. If Instinet suspects that a subscriber has engaged in a manipulative activity through the IDX, Instinet would report such activity to an SRO. Furthermore, Instinet will advise persons relying on this exemption that they may not be represented in the consolidated market offer or otherwise influence the consolidated NBBO at the time of the transaction. Instinet also will advise such persons that transactions effected on IDX shall not be made for the purpose of creating actual, or apparent, active trading in or depressing or otherwise manipulating the price of any security.

The requested relief would apply to short sale transactions effected in the IDX during regular trading hours involving exchange-listed securities that comprise the S&P 500 Index or that qualify as "actively-traded securities" under Regulation M (i.e., those securities that have a U.S. average daily trading volume ("ADTV") value of at least $1 million (calculated by multiplying the shares traded in the U.S. times the security's closing price) and are issued by an issuer whose common equity securities have a public float of at least $150 million).[8] Where a security is not an S&P 500 Index security or an "actively-traded security," a proposed short sale transaction will be permitted only if it is conducted as part of a basket transaction of 20 or more securities in which the listed security does not comprise more than five percent of the value of the basket traded.

Finally, Instinet will report all IDX transactions to the facilities of an SRO in accordance with the rules of the SRO.

III. Conclusion

Accordingly, we respectfully request that the Commission grant the requested relief from the requirements of Rule 10a-1 with respect to short sale transactions effected during IDX Regular Matches involving exchange-listed securities that (1) comprise the S&P 500 Index; (2) qualify as "actively-traded securities" under Regulation M; or (3) are conducted as part of a basket transaction of 20 or more securities in which the listed security does not comprise more than five percent of the value of the basket traded.

* * *

[8] For purposes of this request, the ADTV value would be calculated in reference to the date on which the proposed IDX Regular Matches are to take place. That is, the ADTV value will be calculated based on the two full calendar months immediately preceding the day of the proposed short sale or during any 60 consecutive calendar days ending within the 10 calendar days preceding the date of the proposed short sale.

If you have any questions or require further information relating to this request, please do not hesitate to call me directly at 202.898.8438. Thank you in advance for your attention to this request.

Sincerely yours,

Jon Kroeper

Jon Kroeper

cc: Kevin J. Campion, Special Counsel, Division of Market Regulation, Commission